News Release	No. 10-183 April 13, 2010

Platinum Group Reports 2010 Second Quarter Financial Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE.AMEX) (“Platinum Group”) announces the publication of the Company’s financial results for the six months ending February 28, 2010. For more details of the February 28, 2010 financial statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

The Company’s cash position at February 28, 2010 was $32.8 million. All amounts herein are reported in Canadian dollars unless otherwise specified.

During fiscal 2009 the company completed an agreement to increase its effective interest in its core assets, Project 1 and 3 of the Western Bushveld Joint Venture in South Africa.  Subject to final title registrations now underway in South Africa, Platinum Group will hold a 74% interest in the large scale and high grade Platinum Group Metals reserves and resources hosted by Projects 1 and 3. An updated feasibility study was completed in October 2009 on the more advanced Project 1, scheduling for a 275,000 ounce per year, 22 year life mine operation.

The Company is actively assessing several strategic alternatives in order to maximize shareholder value from its projects in South Africa.  The alternatives include building the Project 1 platinum mine using conventional debt and equity, hedging some of the project in a partnership or transaction involving a minority of the metal flow, or the sale of the Company.  The Company hopes to finalize and announce its path forward shortly.

In 2008 the Company entered an option agreement for its War Springs property, located on the North Limb of the Bushveld Complex in South Africa, with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”).  JOGMEC can earn a 35% project interest by spending US $10 million.  Total investment by JOGMEC to February 28, 2010 totaled $1,667,157.

During 2009 the company was granted prospecting rights for a new 118 square kilometre area, north of the known North Limb of the Bushveld Complex.  This project, known as Waterberg, has also been optioned to JOGMEC.  JOGMEC can earn a 37% interest in the project by funding $3.2m in exploration expenditures over 4 years.  Exploration activities on this project have commenced.

Accounts receivable including value added taxes and amounts due from joint venture partners at February 28, 2010 totaled $2,619,354 while accounts payable amounted to $1,273,294.  Accounts payable included accrued professional fees of approximately $129,000, accrued strategic advisory and consulting fees of approximately $55,000, exploration and drilling costs of approximately $400,000 while the balance related to ongoing work, administration and regular trade payables.

Total global exploration and engineering expenditures for the Company’s account, including the Company’s share of WBJV expenditures during the six month period, totaled $799,234 (2009 - $912,994). Of this amount $770,782 was for development and exploration on the WBJV (2009 - $682,232) and $28,452 was for other exploration (2009 - $230,762). Total WBJV expenditures during the period by all WBJV partners amounted to $2,018,162 (2009 - $1,061,786). Exploration expenditures by JOGMEC of $871,231 during the period are netted against payments made by JOGMEC to the Company and therefore are not included in the total reported above.

The Company’s loss for the period ended February 28, 2010 amounted to (383,494) or ($0.00) per share as compared to a loss of $3.766 million or $(0.06) per share for the comparative period in fiscal 2009.  The results include a gain on sale of marketable securities in the period of $2.72 million.  The Company sold its holdings in Lake Shore Gold Corp. for net proceeds of $2,304,160 during the period.  The Company also sold most of its holdings in MAG Silver Corp. during the period for net proceeds of $614,231.

The results for the period also include $137,600 as a non-cash charge for Stock Based Compensation ($1,175,451 at February 28, 2009). Before the non-cash charge for Stock Based Compensation general overhead and administration costs for the period amounted to $2,908,532 ($2.66 million for February 28, 2009). Professional fees of $465,773 (February 28, 2009 - $397,771) and Management and Consulting fees of $649,463 (February 28, 2009 - $622,048) were similar to the comparative period. The amount of salaries and benefits expensed in the period remained constant, $845,421 at period end. (February 28, 2009 - $849,898) Net interest income earned amounted to $212,645 ($24,274 for February 28, 2009).

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations.

On behalf of the Board of

Platinum Group Metals Ltd.

“Frank R. Hallam”

Chief Financial Officer and Director

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing, size and use of proceeds of the proposed private placement and the potential to increase the Company’s interest in certain of its projects. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.